UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TEKELEC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

879101103

(CUSIP Number)

Katelia Capital Investments Ltd. Trident Chambers P.O. Box 146, Road Town Tortola, British Virgin Islands 1 - 284 - 494 - 2434

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 879101103	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS Katelia Capital Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0

BENEFICIALLY	8	SHARED VOTING POWER 6,133,922

OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0

REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 6,133,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,133,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.87%
14	TYPE OF REPORTING PERSON	CO

CUSIP No. 879101103	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS The Katelia Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0

BENEFICIALLY	8	SHARED VOTING POWER 6,133,922

OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0

REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 6,133,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,133,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.87%
14	TYPE OF REPORTING PERSON	OO

CUSIP No. 879101103	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS Butterfield Trust (Switzerland) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER 0

BENEFICIALLY	8	SHARED VOTING POWER 6,133,922

OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0

REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 6,133,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,133,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.87%
14	TYPE OF REPORTING PERSON	OO

CUSIP No. 879101103	SCHEDULE 13D	Page 5 of 8

1	NAMES OF REPORTING PERSONS Laurent Asscher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER 0

BENEFICIALLY	8	SHARED VOTING POWER 6,133,922

OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0

REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 6,133,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,133,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.87%
14	TYPE OF REPORTING PERSON	IN

CUSIP No. 879101103	SCHEDULE 13D	Page 6 of 8

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the initial Statement on Schedule 13D filed on February 14, 2011 by Katelia Capital Investments Ltd., The Katelia Trust (the “Trust”), Butterfield Trust (Switzerland) Limited (the “Trustee”) and Laurent Asscher (“L. Asscher”) (the “Initial Schedule 13D”). Katelia Capital Investments Ltd., the Trust, the Trustee and L. Asscher are collectively referred to hereinafter as the “Reporting Persons.” Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported in the Initial Schedule 13D.

Item 1.	Security and Issuer.

Name of Issuer:	Tekelec

Title of Class of Equity Securities:	Common Stock

Address of Issuer’s Principal Executive Office:	5200 Paramount Parkway Morrisville, North Carolina 27560

Item 2.	Identity and Background.

The information set forth in Item 2 of the Initial Schedule 13D is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Amendment and Item 4 of the Initial Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The following information with respect to the ownership of Tekelec’s Common Stock by each of the Reporting Persons is provided as of September 16, 2011. The percentages used in this Amendment are calculated based upon the number of outstanding shares of Common Stock as reported in Tekelec’s Quarterly Report on Form 10-Q filed for the 2011 fiscal second quarter.

CUSIP No. 879101103	SCHEDULE 13D	Page 7 of 8

(a)    1.   Aggregate number of shares beneficially owned: See Row 11 of cover page for each Reporting Person.

2.   Percentage: See Row 13 of cover page for each Reporting Person.

(b)    1.   Sole power to vote or to direct vote: See Row 7 of cover page for each Reporting Person.

2.   Shared power to vote or to direct vote: See Row 8 of cover page for each Reporting Person.

3.   Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.

4.   Shared power to dispose or to direct disposition: See Row 10 of cover page for each Reporting Person.

(c)     None.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective April 7, 2011, Katelia Capital Investments Ltd. pledged 2,312,912 shares of Tekelec Common Stock to Merrill Lynch International Bank Limited (“Merrill Lynch”) as security for a credit facility provided by Merrill Lynch to Katelia Capital Investments Ltd. and an affiliate.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 879101103	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2011

KATELIA CAPITAL INVESTMENTS LTD.

By: Pendragon Management, Sole Director

By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

THE KATELIA TRUST

By: Butterfield Trust (Switzerland) Limited, as Trustees

By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

BUTTERFIELD TRUST (SWITZERLAND) LIMITED

By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

/s/ Laurent Asscher
LAURENT ASSCHER